Arcadium Lithium
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Today we announced a definitive agreement under which Arcadium Lithium will be acquired by Rio Tinto, a global leader in the mining industry.

Our agreement with Rio Tinto demonstrates the value in what we have built over many years at Arcadium Lithium and its predecessor companies, and we are confident it is the best path forward for our company. It will give us the opportunity to accelerate and expand our growth strategy for the benefit of our customers, our communities, and our employees.

For more information about the acquisition, please refer to today's joint press release: https://lnkd.in/eMqDWesf

#ArcadiumLithium #RioTinto #Lithium #EnergyTransition #Mining



Arcadium Lithium has entered into an agreement to be acquired by **Rio Tinto**.
arcadium lithium